SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.__)(1)

                                  SpectRx, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    847635109
                                 (CUSIP Number)

                                  David Musket
                           c/o ProMed Management Inc.
                             125 Cambridgepark Drive
                         Cambridge, Massachusetts 02140

                                 (617) 441-8800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2006
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        663,702
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    663,702
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     663,702
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.60%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Partners II, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        119,226
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    119,226
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     119,226
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Offshore Fund, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        106,760
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    106,760
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     106,760
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.90%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Management, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        889,688
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    889,688
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     889,688
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     David B. Musket
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    198,222
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        889,688
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           198,222
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    889,688
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,087,910
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.17%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barry Kurokawa
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    48,222
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        889,688
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           48,222
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    889,688
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     937,910
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.91%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

Item 1. Security and Issuer.

      The name of the issuer is SpectRx, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 4955 Avalon Ridge Parkway, Suite 300, Norcross, Georgia 30071. This Schedule 13D relates to the Issuer's Common Stock.

Item 2. Identity and Background.

      (a-c, f) This Schedule 13D is being filed jointly by (i) ProMed Partners, L.P., a Delaware limited partnership ("ProMed I"), (ii) ProMed Partners II, L.P., a Delaware limited partnership ("ProMed II"), (iii) ProMed Offshore Fund, Ltd., a British Virgin Islands corporation ("ProMed Offshore"), (iv) ProMed Management, Inc., a Massachusetts corporation ("ProMed Management"), (v) David
B. Musket, a United States citizen and (vi) Barry Kurokawa, a United States citizen (collectively, the "Reporting Persons").

      The  principal  business  address  of (i)  ProMed  I,  ProMed  II,  ProMed
Management, David B. Musket and Barry Kurokawa is 125 Cambridgepark Drive, Cambridge, Massachusetts 02140 and (ii) ProMed Offshore is c/o Trident Trust Company (B.V.I.) Limited, Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

      David  B.  Musket  and  Barry   Kurokawa  are  the  principals  of  ProMed
Management, Inc., which is an investment management firm that serves as investment manager to private investment funds, including ProMed I, ProMed II and ProMed.

      (d) Neither of David B.  Musket nor Barry  Kurokawa  has,  during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The funds for the purchase of the Shares came from the working capital of ProMed I, ProMed II and ProMed Offshore over which David B. Musket and Barry Kurokawa, through their role at ProMed Management, exercise investment discretion.

      No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4. Purpose of Transaction.

      The Reporting Persons previously filed a Schedule 13G relating to the Common Stock of the Issuer. This Schedule 13G is being converted to Schedule 13D as certain of the Reporting Persons and investment vehicles they manage have entered into a bridge loan agreement with the Issuer (the "Agreement"), which is described in the Issuer's Form 8-K filed on June 29, 2006. The Agreement grants the parties to the Agreement certain rights with respect to the Issuer. The bridge loan was made in conjunction with a proposal that could result in the restructuring of the Issuer's business strategy, certain management changes and modification of the size and composition of the Board of Directors. The Reporting Persons may seek to actively enlist other shareholders to facilitate these changes.

Item 5. Interest in Securities of the Issuer.

      (a-e) As of the date hereof, (i) ProMed I may be deemed to be the beneficial owner of 663,702 Shares or 5.60% of the Shares of the Issuer, (ii) ProMed II may be deemed to be the beneficial owner of 119,226 Shares or 1.01% of the Shares of the Issuer, (iii) ProMed Offshore may be deemed to be the beneficial owner of 106,760 Shares or 0.90% of the Shares of the Issuer, (iv) ProMed Management may be deemed to be the beneficial owner of 889,688 Shares or 7.50% of the Shares of the Issuer, (v) David B. Musket may be deemed to be the beneficial owner of 1,087,910 Shares or 9.17% of the Shares of the Issuer and
(vi) Barry Kurokawa may be deemed to be the beneficial owner of 937,910 Shares or 7.91% of the Shares of the Issuer, based upon the 11,858,436 Shares outstanding as of May 15, 2006, according to the Issuer's 10-QSB as filed with the Securities and Exchange Commission.

      As of the date hereof, (i) ProMed I has the shared power to vote or direct the vote of 663,702 Shares to which this filing relates, (ii) ProMed II has the shared power to vote or direct the vote of 119,226 Shares to which this filing relates, (iii) ProMed Offshore has the shared power to vote or direct the vote of 106,760 Shares to which this filing relates, (iv) ProMed Management has the shared power to vote or direct the vote of 889,688 Shares to which this filing relates, (v) David B. Musket has the sole power to vote or direct the vote of 198,222 Shares and the shared power to vote or direct the vote of 889,688 Shares to which this filing relates and (vi) Barry Kurokawa has the sole power to vote or direct the vote of 48,222 Shares and the shared power to vote or direct the vote of 889,688 Shares to which this filing relates.

      As of the date hereof, (i) ProMed I has the shared power to dispose or direct the disposition of 663,702 Shares to which this filing relates, (ii) ProMed II has the shared power to dispose or direct the disposition of 119,226 Shares to which this filing relates, (iii) ProMed Offshore has the shared power to dispose or direct the disposition of 106,760 Shares to which this filing relates, (iv) ProMed Management has the shared power to dispose or direct the disposition of 889,688 Shares to which this filing relates, (v) David B. Musket has the sole power to dispose or direct the disposition of 198,222 Shares and the shared power to dispose or direct the disposition of 889,688 Shares to which this filing relates and (vi) Barry Kurokawa has the sole power to dispose or direct the disposition of 48,222 Shares and the shared power to dispose or direct the disposition of 889,688 Shares to which this filing relates.

      The aforementioned Shares were acquired for investment purposes. Each of David B. Musket and Barry Kurokawa, either in an individual capacity or on behalf of the private investment vehicles over which they have investment discretion through their role at ProMed Management, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

      The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

Item 7. Material to be Filed as Exhibits.

      N/A.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2006
-----------------------
(Date)

                                                /s/ David B. Musket*
                                             -----------------------------------
                                                 David B. Musket

                                                /s/ Barry Kurokawa*
                                             -----------------------------------
                                                 Barry Kurokawa

                                             ProMed Partners, L.P.*

                                             By: ProMed Asset Management, LLC,
                                             its general partner

                                             By: DBM Corporate Consulting Group,
                                             Ltd., a Managing Member

                                             By: /s/ David B. Musket
                                             Name: David B. Musket
                                             Title: President

                                             ProMed Partners II, L.P.*

                                             By: ProMed Asset Management, LLC,
                                             its general partner

                                             By: DBM Corporate Consulting Group,
                                             Ltd., a Managing Member

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

                                             ProMed Offshore Fund, Ltd.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: Director

                                             ProMed Management, Inc.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

                                    AGREEMENT

      The undersigned agree that this Schedule 13D dated July 20, 2006 relating to the Common Stock of SpectRx, Inc. shall be filed on behalf of the undersigned.

                                                /s/ David B. Musket*
                                             -----------------------------------
                                                 David B. Musket

                                                /s/ Barry Kurokawa*
                                             -----------------------------------
                                                 Barry Kurokawa

                                             ProMed Partners, L.P.*

                                             By: ProMed Asset Management, LLC,
                                             its general partner

                                             By: DBM Corporate Consulting Group,
                                             Ltd., a Managing Member

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

                                             ProMed Partners II, L.P.*

                                             By: ProMed Asset Management, LLC,
                                             its general partner

                                             By: DBM Corporate Consulting Group,
                                             Ltd., a Managing Member

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

                                             ProMed Offshore Fund, Ltd.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: Director

                                             ProMed Management, Inc.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

July 20, 2006